Independent Auditors' Report



To the Board of Directors of
UMB Scout Kansas Tax-Exempt Bond Fund, Inc.
and
the Securities and Exchange Commission:

RE:	UMB Scout Kansas Tax-Exempt Bond Fund, Inc.
	Form N-17f-2
	File Number 811-08513


We have examined management's assertion about UMB SCOUT KANSAS TAX-EXEMPT FUND, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999 with respect to securities of UMB SCOUT KANSAS TAX-EXEMPT FUND, INC., without prior notice to management:

* Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company, the Morgan Stanley Trust Company, UMB Bank - New York and Euroclear in book entry form.

* Reconciliation of all such securities to the books and records of the Company and the Custodian.

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB Scout Kansas Tax-Exempt Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB Scout Kansas Tax-Exempt Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


					/s/ BAIRD, KURTZ & DOBSON






Kansas City, Missouri
June 28, 1999

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

        811-08513                       April 30, 1999






2. State Identification Number:






AL

AK

AZ

AR

CA

CO

CT

DE

DC

FL

GA

HI

ID

IL

IN

IA

KS	98S0000990

KY

LA

ME

MD

MA

MI

MN

MS

MO	1998-00198

MT

NE

NV

NH

NJ

NM

NY

NC

ND

OH

OK

OR

PA

RI

SC

SD

TN

TX

UT

VT

VA

WA

WV

WI

WY

PUERTO RICO





Other (specify):

*Indicates Fund is registered in state but state does not issue identification numbers






3. Exact name of investment company as specified in registration statement:

        UMB Scout Kansas Tax-Exempt Bond Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Blvd, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940





We, as members of management of UMB Scout Kansas Tax-Exempt Fund, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1999 and from December 31, 1998 through April 30, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 and from December 31, 1998 through April 30, 1999, with respect to securities reflected in the investment account of the company.



UMB SCOUT KANSAS TAX-EXEMPT BOND FUND, INC.


By /s/Laurence J. Schmidt
   Laurence J. Schmidt, Senior Vice President